11/21/03



SECURITI[ES AND EXCHANGE COMM]ISSION

03041014

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III
~~FACING PAGE~~

SEC FILE NUMBER
8-991

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Carl H. Pforzheimer & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Madison Avenue - 23rd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Carl H. Pforzheimer III — (212) 223-6500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

01-21-08

CARL H. PFORZHEIMER & CO. AND AFFILIATE
(SEC I.D. NO. 8-991)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

Carl H. Pforzheimer & Co.:

We have audited the accompanying consolidated statement of financial condition of Carl H. Pforzheimer & Co. and affiliate (collectively the "Firm") as of September 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statement presents fairly, in all material respects, the financial position of the Firm at September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

November 24, 2003

CARL H. PFORZHEIMER & CO. AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

Cash	$ 493,669
Receivable from clearing organizations and brokers and dealers	78,131
Securities owned - at market value	314,234
Secured demand notes receivable (market value of collateral - $3,283,868)	2,213,000
Memberships in exchanges (approximate market value - $6,931,000)	1,086,396
Other assets	18,993
TOTAL	$4,204,423

LIABILITIES AND NET WORTH

Loan payable to clearing broker	$ 260,000
Accounts payable, accrued expenses and other	128,057
Deferred exchange seat lease income	81,250
	469,307
Subordinated liabilities	2,213,000
Minority interest in an affiliate	2,500
Net worth	1,519,616
TOTAL	$4,204,423

See notes to consolidated financial statement.

CARL H. PFORZHEIMER & CO. AND AFFILIATE

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
YEAR ENDED SEPTEMBER 30, 2003

1. ORGANIZATION

The consolidated statement of financial condition includes the accounts of Carl H. Pforzheimer & Co. ("CHP&Co") and an affiliate, CHIPCO Asset Management (collectively the "Firm") in which it has a 90% interest. CHP&Co is a broker and dealer in securities registered with the Securities and Exchange Commission and is a member of The New York Stock Exchange, Inc. (the "NYSE"). CHP&Co utilizes another NYSE member broker and dealer to clear its transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – At September 30, 2003, $25,000 of assets and no liabilities were attributable to CHIPCO Asset Management. The aggregate net worth of CHIPCO Asset Management was $22,500; in addition, there is a minority interest of $2,500.

Use of Estimates - The consolidated financial statement is prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Management believes that the estimates utilized in the preparation of the consolidated financial statement are prudent and reasonable. Actual results could differ from those estimates.

Memberships in Exchanges - Memberships in exchanges are carried at adjusted cost. Certain exchange memberships are being leased on an annual basis and the related lease income is being recognized as earned.

Investments - CHP&Co has an investment with a cost of approximately $100,000, which is restricted as to sale under Securities and Exchange Commission rules and is carried at no value. The fair market value of such investment is not readily determinable. All other financial instruments are recorded at fair market value.

Depreciation - Equipment, leasehold improvements and furniture are stated at cost. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets, principally five to seven years.

Securities Owned - CHP&Co follows the practice of accounting for income from securities transactions on a trade date basis. Securities owned at September 30, 2003 are also recorded on a trade date basis. These securities consist principally of equity securities.

3. BORROWINGS

Borrowings subordinated to the claims of general creditors under Secured Demand Note Collateral Agreements have been approved by the NYSE. Such borrowings are available to CHP&Co in computing its net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Maturity of the borrowings is automatically rolled over from year-to-year subject to certain provisions for accelerated maturities.

CHP&Co has pledged securities collateralizing a secured demand note against a $260,000 loan from its clearing broker.

4. INCOME TAXES

As a partnership, the Firm is not subject to federal or state income taxes. The Partnership is responsible for a New York City unincorporated business tax (UBT), which is accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of items that have been recognized in consolidated financial statements or tax returns. The standard requires the financial statement recognition of deferred tax assets unless it is more likely than not that such assets will not be realized.

5. COMMITMENTS

CHP&Co is a party to a lease agreement covering office space. Such lease agreement contains standard real estate lease escalation clauses and provides for minimum annual rental payments as follows:

Year Ending September 30,	Amount
2004	$ 362,172
Remaining	90,543
Total	$ 452,715

6. EMPLOYEE PROFIT SHARING RETIREMENT PLAN

CHP&Co maintains a defined contribution profit sharing retirement plan (the "Plan") covering substantially all full-time employees. Employees are eligible for participation in the Plan based on hours of service. The Plan is noncontributory. The Plan includes provisions for partners and employees to participate in voluntary savings plans.

7. NET CAPITAL REQUIREMENTS

CHP&Co is subject to the Uniform Net Capital Rule (15c3-1) under the Securities Exchange Act of 1934. Under the basic method, net capital, as defined, must be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At September 30, 2003, CHP&Co's net capital ratio was .075 to 1 and its net capital of $2,557,592 was $2,457,592 in excess of the minimum required net capital.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, CHP&Co is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. CHP&Co executes transactions and introduces them for clearance to another NYSE member firm on a fully disclosed basis. CHP&Co's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations.

CHP&Co does not anticipate nonperformance by clients or counterparties in the above situations. CHP&Co, through its clearing broker, seeks to control the aforementioned risks by requiring clients and counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. CHP&Co's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary. CHP&Co's policy is to monitor its market exposure and counterparty risk. In addition, CHP&Co has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com


Deloitte
& Touche

November 24, 2003

Carl H. Pforzheimer & Co.
650 Madison Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Carl H. Pforzheimer & Co. and affiliate (the "Firm") for the year ended September 30, 2003 (on which we issued our report dated November 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Firm that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation, (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP